Exhibit 99.1

Excerpts from Bayer AG Q3 Telephone Press Conference held on October 26, 2016 (translated from the original German):

Dr. Preuss: Thank you very much and I would like to welcome you very warmly to our telephone press conference this morning on the occasion of announcing the figures for the third quarter 2016 and thank you for your interest.

Here with me are the CEO of Bayer AG, Werner Baumann, and Johannes Dietsch, the CFO of Bayer AG.

As usual, at first the CEO Werner Baumann is going to tell you about the most important cornerstones of the development of the business. After that we will have a round of Q&A.

Before we start, I would like to point you towards all our remarks regarding the future and the legal information and disclosure at the beginning of the presentation. Please bear that in mind when listening to the following declarations. - First Mr. Baumann!

Baumann: Thank you then, Dr. Preuss! Ladies and Gentlemen, I would like to welcome you most warmly as well to today’s conference call where we’ll be presenting our business figures for the third quarter of 2016.

You will have received our news release early today so I will keep my remarks brief to ensure we have enough time for questions.

As you know, this was a very special quarter for us. The announcement that we have reached agreement to acquire Monsanto is a major strategic milestone for Bayer. We’ll be creating a global leader in agriculture and at the same time we are enforcing our leadership position as a Life Science company.

I’d like to comment on the next steps in this transaction and its strategic rationale at the end of my remarks.

* * *

Just to conclude, let me briefly touch on this merger with Monsanto. Now as you know, we signed a definitive merger agreement on September 14 that enables Bayer to acquire Monsanto for USD 128 per share in an all-cash transaction.

Monsanto’s Board of Directors, Bayer’s Board of Management and Bayer’s Supervisory Board have unanimously approved this agreement. So we’ve now initiated the process for obtaining the requisite merger control clearances. Before the end of this year, we intend to submit the necessary application in the United States and in the European Union, probably in the first quarter of 2017. Closing of the transaction is expected by the end of 2017.

* * *

Dr. Preuss: Thank you very much, Mr. Baumann. As we’ve just heard, you now have an opportunity to ask your questions.

* * *

Ms. Becker (Börsen-Zeitung): Good morning everyone. I would like to ask three questions, if I may.

* * *

And I would also like to know: Do you have any idea when the Monsanto AGM is happening?

Baumann: Ms. Becker, thank you for your questions. Mr. Dietsch will first answer the currency-related questions, and I will answer the other two questions.

* * *

Regarding the Monsanto AGM, we do not have any more information about that. The earliest possible date is going to be towards the end of the fourth quarter. Should that date not be possible, a vote on the transaction will probably take place at the ordinary AGM, which will be held at the end of January, I believe.

* * *

Ms. Weiss (Reuters): I would like to ask two questions.

I would like to know whether you have already made a decision regarding the future sort of leadership team in Crop Science, who is going to be doing that.

Second question: You said or had added to your speech that the logic of that step would be absolutely persuasive, and not just the clients, but also your shareholders agreed with that. There were also some major shareholders who had expressed themselves in a very critical way regarding the takeover of Monsanto before it happened. Now after September I would like to know about your recent investor discussions with some of the leading shareholders. What was the feedback you got then? Thank you.

Baumann: Ms. Weiss, thank you very much for your questions.

First of all: Even though we have been involved in intensive negotiations and we have signed a joint agreement, we are still independent companies, competing against each other. This situation is going to continue for some time, which is quite simply due to the fact that the merger control clearance case will take some time. So that means we currently cannot act in any way which makes sense on issues such as future personnel decisions, leadership structures and so on. This situation will continue into next year. As I say, it’s all due to the fact that the merger control clearance process will take a relatively long time.

Regarding your question on our discussions with shareholders, what I can tell you is that, in particular following the announcement of the transaction, we entered into an intensive dialogue with our investors. The feedback we received was positive, particularly given that we were able to achieve conditions that had not been expected. The market consensus concerning a possible price was probably more like USD 135 per share - give or take - instead of the USD 128 that we did achieve. A certain range is always possible. Also at the lower end of the expected range is the reverse break fee - the agreement we made which is entirely customary and standard in the United States - the USD 2 billion we will have to pay if merger control measures prohibit the transaction.

Basically, it was positive but there’s a difference between North American and European investors. As a rule, European investors tend not to have the same depth of coverage nor the same expertise in the crop market. So the feedback is a bit more cautious, more neutral. Of course, our pharmaceutical investors are also a bit more cautious because the business is cyclical. However, the basic tenor regarding the strategic rationale and assessment is far more positive than it was at the beginning. In the United States, we’ve had very, very positive feedback overall from those investors we’ve seen.

Koch (Bloomberg News): Good morning, gentlemen. I would like to ask two questions.

You talked about the fact that refinancing might happen sooner than expected. Does that mean it might even happen before the end of this year or early next year that certain components can be refinanced?

* * *

Dietsch: Mr. Koch, I would like to answer these three questions.

First, the refinancing. First of all, the bridging financing agreement has been concluded, which will give us a lot of time for refinancing. We have secured financing as of the expected closing date at the end of next year. However, we could very well imagine undertaking some refinancing before closing, although that will very much depend on market conditions. We would like to retain all possible flexibility without having concrete plans, which is why at this moment in time I cannot make any clear statement as to the form of refinancing.

Let me perhaps mention one thing. From a rating point of view, we’ve considered that it might make sense to address our equity component earlier, before the bonds are issued.

* * *

Ms. Höning (Rheinische Post): Yes, hello. I have three questions, too.

First of all: Why are you going to be so late in making your application in the EU?

* * *

And you talked about the good feedback in Monsanto. We can’t see that reflected in the Monsanto price. It’s still around 102, and you wanted to pay 128.

Baumann: Yes, Ms. Höning. Thank you for the questions.

Firstly: The submission to the EU. In view of the customary practice in the United States compared with Europe, we are well advanced with both submissions. The processes are different and it is the processes which ultimately determine the timeline.

* * *

As to the feedback from U.S. investors: Primarily or for the most part, these are our investors who’ve invested in our stock. It is therefore difficult to establish a direct connection to Monsanto’s share price. A lot has been written and said about this and about how the merger risks will be evaluated. It’s certainly an issue as far as the market is concerned and is impacting the Monsanto share because assessments there are different than ours. I can only repeat that we remain very optimistic on the basis of the complementarity of our business models.

Ms. Höning: Thank you.

Dr. Preuss: No further questions. Right, well, thank you very much. Thank you for your attention, for participating today in our conference call. We wish everyone a great day.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication may constitute “forward-looking statements.”  Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2016 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com.  Bayer assumes no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto Company (“Monsanto”) and Bayer Aktiengesellschaft (“Bayer”).  In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”).  Monsanto has filed with the SEC a preliminary proxy statement on Schedule 14A and will file and provide to Monsanto stockholders a definitive proxy statement (the “Proxy Statement”) that will contain important information regarding the proposed merger.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger. STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and

Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto.  In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction.  Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2016, which was filed with the SEC on October 19, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.